Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC ANNOUNCES BCBS NORTH CAROLINA AND
HORIZON BCBS OF NEW JERSEY PUBLISHED POSITIVE COVERAGE OF MRGFUS
TREATMENTS FOR PAIN PALLIATION OF BONE CANCER METASTASES

Tel Aviv, Israel, April 16, 2015, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today following the Company's announcement dated October 5, 2014 that  it was informed by InSightec Ltd. ("InSightec"), that following a change in the insurance coverage policy of Health Care Service Corporation, Blue Cross Blue Shield North Carolina ("BCBS NC") and Horizon Blue Cross Blue Shield of New Jersey ("BCBS NJ") have published updates to their Magnetic Resonance Imaging-guided Focused Ultrasound (MRgFUS) coverage policy and are now providing coverage to MRgFUS procedure for patients suffering from pain associated with bone metastases.

InSightec estimates that such favorable policy update will make available to the members of BCBS NC and BCBS NJ treatments for painful bone metastases using InSightec's ExAblate® procedure as a treatment option cleared by the Food and Drug Administration (FDA).

BCBS NC and Horizon BCBS NJ provide benefits to more than 3.8 million members combined.

The Company holds approximately 82.7% of the share capital of Elbit Medical Technologies Ltd. ("Elbit Medical") (TASE: EMTC-M) (on a fully diluted basis) which, in turn, holds approximately 30% of the share capital in InSightec (on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the failure of the Rights Offering to receive requisite regulatory approvals and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com